Jennifer López (for)
Mara L. Ransom
Assistant Director
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re: FutureLand Corp.
Amendment No. 1 to Current Report on Form 8-K
Filed June 23, 2015
 File No. 000-53377

Dear Jennifer:
We are in receipt of you letter dating July 16, 2015. We have reviewed your Comments and have responded to these comments declared below and have amended our 8-K per your request on July 27, 2015.

General
1. We note that you have not treated the acquisition of FutureLand Properties, LLC as a change in shell company status.  In this regard we note that you have not provided disclosure pursuant to Item 5.06 of Form 8-K and you appear to have relied on Items 9.01(a)(4) and (b)(2) of Form 8-K to delay providing financial information, which items are not available to companies that were shell companies prior to the reported transaction.  However, based on your Form 10-Q for the fiscal quarter ended March 30, 2015 and your Form 10-K for the fiscal year ended December 31, 2014, it appears that you may have been a shell company, as defined in Exchange Act Rule 12b-2, prior to the transaction. For example, according to this Form 10-Q and 10-K, we note that as of March 30, 2015 and December 31, 2014, respectively, you had no assets or recorded revenues and in this Form 10-Q you state that "[t]he company has no revenues and activities consist of organizational activities, capital raising, and developing the business plan."  Please provide us with your analysis as to whether you were a shell company prior to the reported transaction and whether the subject acquisition is a change in shell company status.  Alternatively, please amend your filing to include the disclosure required by Items 2.01(f), 5.01(a)(8), 5.06, and 9.01 of Form 8-K.
Response:  The above quotations cited by the Commission from the 10Q and 10k filings are incomplete statements by the Company and do not reflect that actual assets and operations of the Company. If necessary these statements and filings can be amended if necessary to include some or all of the matters included as to assets and operations which are included below in this response. The actuality of the situation was that before the FutureLand Properties agreement and simultaneous input of such business entity and assets, Before the Company made the transition for the operations of FutureLand Properties, and the whole operations set forth in the March 31st, 2015 10Q, the Company was never in the position of being is a shell company (as defined in Rule 12b-2 of the Exchange Act. It is without question that the current operations, assets and matters taken in with the FutureLand business which is completely set forth in such last filing. The Company was never a "shell" company at any time. The Company actually had major intellectual property assets, including trademarks through the U.S. Patent and Trademark Office, as well as major plans, economic studies, business plans, project development studies, direct ties to contractual rights for the land to be developed, as well as major and valuable architectural designs.

The Company in its prior filings reflected that it had substantial operations in the development of its AEGEA project for land development. In no way did the Company have no or nominal operations and/or no or nominal assets. The intellectual property and assets of AEGEA included an ever-increasing list, and encompassed dozens of AEGEA-related URLs, a website (password protected), various brochures and website copy in multiple languages, a nine minute video about AEGEA, and various trademarks filed to protect certain proprietary names and the AEGEA logo.
In addition, AEGEA had created hundreds of unique concepts, including site plans, artist renderings, logos, ride plans, project dynamics, and financial models.  There were thousands of pages of documents made at large expense including: various business plans, operating budgets, development and construction budgets, a project program, and due diligence materials such as professional reports related to land and development, and a very valuable economic impact study.  Board members and management have signed Work-for-Hire Agreements and assignments so that these assets were owned by the Company.  A separate subsidiary was formed to hold AEGEA's intellectual property, called AEGEA IP Holdings, LLC.  All of the intellectual property of AEGEA was completed at large expanse as related in the filings with a very experienced intellectual property law firm.
Some of the trademarks that were issued to the Company include a Notice of Allowance from the U.S. Patent and Trademark Office include Toyland (international themed entertainment village for toy and game companies and Christmas), Oceanis (water resort), Athletica (sports complex), AEGEA and AEGEA World Resort.
Other marks that were filed or claimed as held by AEGEA included:
•            "Hydromagic" (fountain show) and "SkyView 360;"
•            The names of the entertainment and lifestyle villages like "The Haunted Village," "The Heartland Experience," "The Blue Frontier," "The World of Flight," "The Cosmos," and "The Wonders of Earth;"
•            The sports complex, called "ATHLETICA;"
•            Certain areas of AEGEA including "Paradise Lagoon;" and the central entertainment and transportation hub;
•            Expressions, such as the AEGEA acronym "Attractions and Entertainment in a Global Exhibition of Architecture," "Entertainment Living," "Find Your Place in Our World," "Timeless," and "Live AEGEA;"
•            Website expressions such as "Real. Entertainment.," "Where Champions Come to Play," "Lost World Discovered," "A Place Like No Other," and "History. History Making;"
•            Rides, including "Everglades," "Wild River Falls," "Dino Encounter," "Air Borne," "Hypersonic Test Flight," "Galactic Odyssey," "The Infinite Universe," "Challenge 500," and "World Car Expo;" and
•            The Octopus as a symbol for AEGEA.

The URLs that were owned by the Company included:
•            AEGEA.com
•            AEGEAworldresort.com
•            AEGEAinc.com
•            AEGEAsports.com
•            AEGEAmedia.com
•            AEGEAcareer.com
•            AEGEAjobs.com
•            AEGEAlife.com
•            AEGEAlife.net
•            AEGEAparks.com
•            AEGEApictures.com
•            AEGEAchannel.com
•            AEGEAproduction.com
•            AEGEAvacation.com
•            AEGEAcruise.com
•            AEGEAfinance.com
•            AEGEAmember.com
•            AEGEAevents.com
•            AEGEAdevelopment.com
•            AEGEArealestate.com
•            AEGEAstore.com
•            AEGEAradio.com
•            AEGEAgames.com
•            AEGEAmobile.com
•            AEGEAworld.com
•            LiveAEGEA.com

Thus the Company, at all times before the movement of FutureLand Properties into the business there was substantial assets and operations of the Corporation in the business. Therefore, the Company was not ever without substantial operations and/or assets under the Shell definition. With the substantial assets placed into the Corporation with FutureLand, there was never any situation or time line where the Company was a Shell in any way.
2. We note your disclosure that the company conducted a 400 to 1 reverse stock split on May 1, 2015, in connection with the actions taken by written consent of holders of a majority of the outstanding shares of your common stock.  Please discuss why you did not file a Preliminary Information Statement pursuant to Rule 14c-2 and 14c-5 of the Securities Exchange Act of 1934, as amended.
Response:  FutureLand Corp.,  which had previously been known as Aegea, Inc., is a Colorado corporation (the "Company") which did effect  the four hundred (400) shares for one (1) share reverse stock split (the "Reverse Split") of the Company's common stock, $0.00001 par value per share (the "Common Stock") as well as the name change of the Company from "Aegea, Inc." to "FutureLand, Corp.", (the "Name Change"), which became effective upon the filing of an amendment to the Company's Articles of Incorporation (the "Amendment") with the Secretary of the State of Colorado, on March 20, 2015 (the "Effective Time").  Additionally, the Corporation provided such necessary information and filings with The Depository Trust Company ("DTC") as well as the "Corporate Action" which took effect in the market on May 1, 2015, as approved by the Financial Industry Regulatory Authority, Inc. ("FINRA").
On or about March 20, 2015, the majority shareholders of the Corporation approved the reverse split of the Company's common stock on a basis of up to a 400 to 1. The board of directors adopted such matter for the reverse split and name change, with the reverse split ratio to be in the amount of 400 to 1. Both matters were reviewed for compliance with the Colorado law, as such statutes set forth. In particular, Colo. Rev. Stat. § 7-106-105, dealing with reverse stock splits was reviewed. The shareholder vote, and board actions complied with the Colorado Revised Statutes. The name change also complied with Article 7 of the Colorado Statutes, since that is within the power of the Board of Directors, without shareholder approval and is not addressed herein.
Colorado Rev. Stat. § 7-106-105 for Reverse splits was conformed to by the actions of the Corporation. The necessary vote of the existing outstanding shares of the Corporation were case in such measure, and the resulting board of director's resolutions and corporate actions filed with the Secretary of State for Colorado.
As set forth under Colorado law, the Corporation followed all statutory requirements necessary for the reverse division to occur. Accordingly, the Company made such necessary announcements on the Form 8-K and in the related 10-Q and 10-K. The authority over reverse divisions in this case rests with the State law for Colorado. As such company's board of directors may declare a reverse stock split without shareholder approval. Although the SEC has authority over a broad range of corporate activity, state corporate law and a company's articles of incorporation and by-laws govern reverse stock splits.
As the company is required to file reports with the SEC, it did as it is allowed to do, notified all the shareholders via the filing of the Forms 8-K, the 10-Q and the filed 10-K.
The alternative if requested by the Commission, is that an informational Form 14 could be filed as to the action if necessary.

Item 2.01 Completion of Acquisition or Disposition of Assets
3. Revise your disclosures to ensure consistency throughout your filing.  In this regard, we note your disclosure on pages 4, 19 and 34 that the exchange and acquisition of FutureLand Properties LLC closed on June 9, 2015; however, your Form 10-Q for the fiscal quarter ended March 31, 2015 states that "on June 1, 2015, [FWDG]…. sold all rights, title and ownership of [FutureLand Properties LLC] to the company."  Additionally, the disclosure in your Form 10-K for the fiscal year ended December 31, 2014 states that as of May 19, 2015, FWDG and Talari Industries collectively owned 27,845,280 shares of common stock, suggesting that some or all of the actions related to the Exchange Agreement had been completed prior to such date.  Please clarify the date of each transaction involved in the Exchange Agreement.  For example, tell us the date of each transaction referenced under Item 2.01 on page 5.

A-            Corrections have been made on the Second filed Amended 8-K on July 27, 2015.

4. Please revise your disclosure throughout the filing to clarify the number of shares issued to FWDG and AEGEA holders in connection with the Exchange Agreement and tell us which provision of Exhibit 2.1 provides this information.  In this regard, we note your disclosure on page 19 that FWDG holders now hold 28,144,092 shares of AEGEA common stock, which represents 94% of the company's outstanding common stock.  However, the disclosure in your Form 10-K for the fiscal year ended December 31, 2014 states that you issued an aggregate of 27,845,280 shares of your common stock to FWDG.  Additionally, we note your disclosure on page 19 and in Exhibit 2.1 that AEGEA holders were issued 4.9% of the outstanding shares.  However, your Security Ownership table on page 21 indicates that 98.93% of the outstanding shares of common stock are held by FWDG and Talari Industries.

A-            Corrections have been made on the Second filed Amended 8-K on July 27, 2015.

5. Please indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed in connection with the issuance of shares under the Exchange Agreement.  If applicable, amend your filing to include the disclosure required by Item 3.02 of Form 8-K.

A-            Corrections have been made on the Second filed Amended 8-K on July 27, 2015.
We are also providing written statement acknowledging;
1-            FutureLand Corp is responsible for the adequacy and accuracy of the disclosure in the filings;
2-            Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3-            FutureLand Corp may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely
/s/ Cameron Cox
Cameron Cox – CEO
FutureLand Corp
 7/27/2015